Exhibit 99.1

JD.com Announces Share Repurchase Program

Beijing, China—September 8, 2015—JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to US$1.0 billion worth of its American depositary shares (“ADSs”) over the next 24 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or through other legally permissible means. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. JD.com expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the Company’s shareholders. JD.com’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. JD.com plans to fund repurchases made under this program from its available cash balance.

About JD.com, Inc

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 166 warehouses in 44 cities, and in total 4,142 delivery stations and pickup stations in 2,043 counties and districts across China, staffed by its own employees. JD.com is a proud member of the NASDAQ100.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li

Director of Investor Relations

+86 (10) 5895-5597

IR@JD.com

Media

Josh Gartner

Senior Director of International Communications

+86 (10) 5895-9315 (China)

+1 (914) 439-5315 (US)

Press@JD.com